EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-53902, 333-93823, 333-74209 and 333-138270) and on Form S-3 (Nos. 333-109969, 333-107881, 333-90442, 333-89566, 333-65112 and 333-53858) of Intraware, Inc. of our report dated April 18, 2006 relating to the consolidated financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 24, 2007